EXHIBIT 99.1
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                                                 [GRAPHIC & PHOTOGRAPHS OMITTED]
                                                      [LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE

                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
        QUARTERLY UPDATE ON THE PROGRESS OF THE HORIZON OIL SANDS PROJECT
            CALGARY, ALBERTA - JULY 26, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon
Project").

During the second quarter the Horizon Project continued with detailed engineering and infrastructure development activity and increased its project management team to 475 people. "The Horizon Project continues on time and on budget and we are meeting all of our major milestones. We currently have over 600 workers on site," commented Real Doucet, Senior Vice-President, Oil Sands.

HORIZON PROJECT STATUS SUMMARY
                                            JUNE 30, 2005     SEPTEMBER 30, 2005
                                           ACTUAL    PLAN                   PLAN
                                           ------    ----                   ----
    Work progress (cumulative)                6 %     6 %                    14%
    Capital spending (cumulative)             6 %     7 %                    13%

ACCOMPLISHED DURING SECOND QUARTER

DETAILED ENGINEERING

o All project areas are fully staffed and overall detailed engineering is 27% complete and on schedule with over 1,000 engineering professionals working on the project design.

PROCUREMENT
o Total procurement progress is at C$3.3 billion awarded contracts and purchase orders with a further C$500 million in the tender stages.

o Several common service and infrastructure agreements (i.e. concrete, camp catering, etc.) have been established with local and regional suppliers.

MODULARIZATION

o Module construction is well underway for the main piperack, with over 90% of the bulk materials received at the fabricator's yards.

CONSTRUCTION

o Achieved the project milestone of over 1 million manhours of site work during the quarter. Project to date is 1.4 million manhours worked on site.

o  All plant and initial mine area clearing were completed during the quarter.

o Site grading and installation of deep underground utilities are approximately 50% complete and on schedule.

o First plant site turnover to an EPC contractor was achieved on schedule for the Coker foundations.

o  Completed construction of the first of three plant site camps.

o Construction of temporary natural gas supply, water and sewage treatment plants and power supply was completed.

o  Overburden removal in the mine area commenced three weeks ahead of schedule.

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THIRD QUARTER MILESTONES

o Occupancy of the first (of three) on-site camp, built to accommodate up to 1,500 construction personnel.

o Completion and commissioning of the site aerodrome landing strip (capable of handling up to 737-size aircraft).

o  Detailed engineering planned to be over 60% complete.

o  Receive shipment of first modules on main piperack.

o  Ramp up overburden removal operation to 60,000 tonnes / day.

o Turnover plant site areas for Hydrotreating and Extraction foundation construction.

A picture gallery providing visual updates on construction progress will be available on the Company's website (WWW.CNRL.COM) commencing July 27, 2005.

The Company's results for the second quarter will be released on August 3, 2005.
A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K.
portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute
"forward-looking statements" within the meaning of the United States Private
Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment;
the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates;
the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

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For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

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
TELEPHONE:    (403) 514-7777            ALLAN P. MARKIN                   DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                   Chairman        Chief Financial Officer and
EMAIL:        ir@cnrl. com                                  Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                       JOHN G. LANGILLE                    COREY B. BIEBER
TRADING SYMBOL - CNQ                      Vice-Chairman                    Vice-President,
Toronto Stock Exchange                                                  Investor Relations
New York Stock Exchange                   STEVE W. LAUT
                                    President and Chief
                                      Operating Officer